August 23, 2024

VIA EDGAR

David P. Mathews
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          New Age Alpha Funds Trust (the “Trust”) File Nos. 333-277581; 811-23945

Dear Mr. Mathews,

On June 20, 2024, the Trust filed the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the NAA Allocation Fund, NAA Large Cap Value Fund, NAA Large Core Fund, NAA Market Neutral Real Estate Fund, NAA Mid Growth Fund, NAA Opportunity Fund, NAA Risk Managed Real Estate Fund, NAA SMid Cap Value Fund, and NAA World Equity Income Fund (each a “Fund” and, collectively, the “Funds”). On August 14, 2024, you provided oral comments regarding the Registration Statement. This correspondence filing responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

GENERAL COMMENTS

Fees and Expenses

1.	Comment: In correspondence, please describe how other expenses were reasonably estimated for the Funds, taking into account the expenses for the Predecessor Funds’ (as defined in the prospectus) most recent fiscal year, and describe what adjustments were made for the Funds’ expenses as compared to expenses of the Predecessor Funds.

Response: Other expenses for each Fund were reasonably estimated by considering the actual expenses incurred by the respective Predecessor Funds during their most recent fiscal year. In making these estimations, the expenses of the Predecessor Funds were closely analyzed, with adjustments made to account for any differences in the operational structure, asset size, and management strategies of the new Funds compared to the Predecessor Funds. Specifically, adjustments were made to reflect changes in scale, such as economies of scale that could reduce certain expenses, as well as potential increases in costs due to any enhancements in the Funds’ services or investment strategies. Adjustments were also made to reflect the changes in fees charged by the service providers to the Funds as compared to the service providers to the Predecessor Funds. These adjustments ensure that the estimated expenses accurately reflect the anticipated costs for each Fund in its current form.

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Portfolio Turnover

2.	Comment: Please provide the portfolio turnover rate for each Predecessor Fund’s most recent fiscal year.

Response: The Trust has provided the portfolio turnover rate for each Predecessor Fund’s most recent fiscal year.

Principal Investment Strategies

3.	Comment: Please briefly define either in the summary or in the statutory prospectus what convertible securities are and the various types of convertibles in which the Fund may invest. Also, if the Fund expects to invest in contingent convertible securities (known as CoCos), consider including a description of their characteristics, conversion features, and risks.

Response: The Trust has added the following definition of the convertible securities in the summary prospectus for each applicable Fund.

“Convertible securities are hybrid financial instruments that typically consist of bonds, debentures, or preferred shares that can be converted into a specified number of common or preferred shares of the issuing company, typically at the option of the security holder.”

The Funds do not expect to invest in contingent convertible securities.

4.	Comment: For each series pursuing an investment strategy that may include investments in other mutual funds, exchange-traded funds (“ETFs”), or private funds, please confirm in correspondence that the acquired fund fees and expenses (“AFFE”) are expected to be less than 0.01% for each such series. Or if not, please include a line item in the expense table for the AFFE.

In addition, in the disclosure for each series, clarify whether other mutual funds and ETFs invested in by the Funds will also pursue a strategy similar to that pursued by the Fund. Include in the description of the adviser’s selection process how such funds and ETFs will be selected.

Response: Each Fund confirms that it expects AFFE to be less than 0.01% during its first fiscal year.

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The Trust has clarified in the disclosure that the mutual funds and ETFs selected for each Fund will pursue strategies similar to those of the Fund. The adviser’s selection process will prioritize liquidity and size, ensuring these investments align with and support the Fund’s overall strategy.

5.	Comment: For any series that invests in fixed-income securities, please clarify in the summary description of strategies what ratings qualify as investment grade, in addition to the descriptions provided in the Statement of Additional Information.

Response: For each Fund that invests in fixed-income securities, the Trust has revised the disclosure to clarify that the Fund will invest in both investment-grade and high-yield fixed-income securities. Investment-grade securities are defined as those rated BBB- or higher by Standard & Poor’s Ratings Services, Baa3 or higher by Moody’s Investors Service, Inc., or an equivalent rating by another nationally recognized statistical rating organization. High-yield securities, often referred to as “below investment grade,” include those rated below BBB- or Baa3.

6.	Comment: Please qualify the following and any similar statements regarding the results of the Adviser’s application of its proprietary strategies, “…the Adviser avoids the most likely overvalued securities and invests in the most likely undervalued securities”, such as adding the adviser “seeks” or “strives” to avoid.

Response: The Trust has revised the disclosure to clarify that “the Adviser seeks to avoid the most likely overpriced securities and invest in the most likely underpriced securities…”. (Emphasis added.)

Performance Summary

7.	Comment: Please indicate whether the investment restrictions of a Predecessor Fund were substantially similar to the Fund’s investment restrictions and also note any differences in investment adviser and portfolio management team as reasons for why the performance of the Fund may differ from that of the Predecessor Fund before the reorganization.

Response: The Trust has revised the disclosure to address the comment.

8.	Comment: On the performance bar charts, please specify what class of shares are indicated in the chart.

Response: The Trust has revised each Fund’s performance bar chart to include the share class.

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PROSPECTUS

NAA ALLOCATION FUND

Principal Investment Strategies, page 2

9.	Comment: Please describe generally the market conditions that are anticipated to exist during periods when the Fund is invested according to each of the three stated exposure allocation positions. Additionally, describe the likelihood of different allocations during periods not corresponding to the three stated allocations.

Response: The Fund has revised the disclosure to remove the reference to the three stated exposure allocation positions. As a result, we believe this comment is no longer applicable.

NAA LARGE CAP VALUE FUND

Fees and Expenses, page 7

10.	Comment: In correspondence, please explain why other expenses were adjusted from amounts with respect to only one Predecessor Fund when this series is being launched as a result of reorganization of four predecessor funds. Also consider expanding the disclosure in footnote 1 to acknowledge the existence of all four predecessor funds and explain how fees of the Fund were estimated considering all four predecessor funds.

Response: As noted in the correspondence for the related Form N-14 Combined Proxy Statement/Prospectus, the Guggenheim Large Cap Value Fund was determined to be the accounting and performance survivor under a North American Security Trust1 analysis. The Fund has updated the footnote to state that the Predecessor Fund was deemed the accounting and performance survivor and note the other series that were part of the reorganization.

Performance Summary, page 10

11.	Comment: Please clarify in the description right before the heading that the Predecessor Fund was a series of the Guggenheim Funds Trust whereas the Predecessor Funds 2-4 were a series of the Transparent Value Trust.

Response: The Fund has clarified the Predecessor Funds’ description to address the comment.

1 1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994).

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NAA LARGE CORE FUND

Principal Investment Strategies, page 13

12.	Comment: Briefly describe in the summary what is meant by value and growth investing styles, as these are the two elements of core, which is in the name of the Fund. Describe how they balance with each other.

Response: The Fund has added the description to address the comment.

Principal Risks, page 14

13.	Comment: Consider adding risk factors specific to growth and value investing styles.

Response: The Fund has added the risk factors specific to growth and value investing styles.

NAA MARKET NEUTRAL REAL ESTATE FUND

Fees and Expenses, page 18

14.	Comment: As short positions are described as being achieved by either borrowing or through the use of derivatives, please add a line item in the fee table to reflect borrowing and short selling expenses. Or in correspondence, confirm that the Fund will primarily use derivatives to establish short positions.

Also add a footnote to the fee table describing the costs of investing in swaps or other derivatives, which are not included in the fee table and expense example. Include an estimate of the indirect costs of investing in swaps or other derivatives for the current fiscal year.

Response: The Fund confirms that it intends to primarily use derivatives to gain short exposure. The Trust has updated the disclosure to include a footnote to the fee table estimating the costs of investing in swaps or other derivatives.

Principal Investment Strategies, page 19

15.	Comment: Given the Fund’s policy to invest 80% of its assets in real estate-related securities, please quantify in the disclosure the expected percentage of Fund assets that will be invested in other funds that invest in junk bonds, asset-backed securities, and commercial paper. Clarify what “substantial” might mean.

Response: The Fund has clarified its disclosure to indicate that it does not expect to invest in underlying funds on a principal basis. Therefore, the expected percentage of Fund assets invested in other funds that invest in junk bonds, asset-backed securities, and commercial paper is anticipated to be minimal. The term “substantial” has been clarified in the disclosure to refer to investments that could significantly impact the Fund’s overall strategy or risk profile, which is not expected to be the case here.

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NAA MID GROWTH FUND

Principal Investment Strategies, pages 26-27

16.	Comment: Please clarify the definitions of mid-cap and small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has updated its definition of mid-capitalization to include specific ranges in dollar amounts of market capitalization, as referenced by an established market index. Specifically, mid-capitalization is companies with market capitalizations generally within the range of the S&P MidCap 400® Index. The capitalization range of the S&P MidCap 400® Index is between $1.3 billion and $20.8 billion as of July 31, 2024. This index provides a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definition aligns with established standards.

17.	Comment: Please identify what other assets, other than securities, the adviser intends to invest in to achieve the Fund’s investment objective. Please describe such assets and associated risk factors.

Response: The Fund does not anticipate investing in assets other than securities to achieve its investment objective. As a result, the reference to “other assets” has been removed from the disclosure.

NAA OPPORTUNITY FUND

Fees and Expenses, page 31

18.	Comment: As short positions are described as being achieved by either borrowing or through the use of derivatives, please add a line item in the fee table to reflect borrowing and short selling expenses. Or in correspondence, confirm that the Fund will primarily use derivatives to establish short positions.

Also add a footnote to the fee table describing the costs of investing in swaps or other derivatives, which are not included in the fee table and expense example. Include an estimate of the indirect costs of investing in swaps or other derivatives for the current fiscal year.

Response: The Fund confirms that it intends to primarily use derivatives to gain short exposure. The Trust has updated the disclosure to include a footnote to the fee table estimating the costs of investing in swaps or other derivatives.

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Principal Investment Strategies, page 32

19.	Comment: Please consider briefly defining what constitutes a small, mid, and large-cap company, including dollar amount ranges. Also, clarify whether the Fund may invest in any non-U.S. issuers or whether it will be entirely invested in domestic issuers since the description of investment strategy suggests investment only in domestic issuers, but the Principal Risks include foreign securities risk.

Response: The Fund has clarified its definitions of large-cap, mid-cap, and small-cap companies to include specific ranges in dollar amounts of market capitalization, as referenced by established market indices. Specifically, large-cap companies are defined as those with market capitalizations generally falling within the range of the S&P 500® Index. The capitalization range of the S&P 500® Index is between $5.4 billion and $3.4 trillion as of July 31, 2024. Mid-cap companies are defined as those with market capitalizations generally within the range of the S&P MidCap 400® Index. The capitalization range of the S&P MidCap 400® Index is between $1.3 billion and $20.8 billion as of July 31, 2024. Small-cap companies are defined as those with market capitalizations generally within the range of the S&P SmallCap 600® Index. The capitalization range of the S&P SmallCap 600® Index is between $150 million and $8.4 billion as of July 31, 2024. These indices provide a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definitions align with established standards.

The Fund will not invest in foreign securities, and as such, the reference to foreign securities risk has been deleted from the disclosure.

NAA RISK MANAGED REAL ESTATE FUND

Fees and Expenses, page 38

20.	Comment: As short positions are described as being achieved by either borrowing or through the use of derivatives, please add a line item in the fee table to reflect borrowing and short selling expenses. Or in correspondence, confirm that the Fund will primarily use derivatives to establish short positions.

Also add a footnote to the fee table describing the costs of investing in swaps or other derivatives, which are not included in the fee table and expense example. Include an estimate of the indirect costs of investing in swaps or other derivatives for the current fiscal year.

Response: The Fund confirms that it will use short positions and derivatives to gain short exposure. The Trust has updated the disclosure to include borrowing and short selling expenses, as appropriate, to the fee table, and it has added a footnote in the fee table that estimates the costs of investing in derivatives.

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Principal Investment Strategies, page 39

21.	Comment: Please provide greater explanation of the long-only and market neutral strategies and how the Adviser will combine both sleeves to manage risk and achieve the Fund’s investment objectives.

Response: The Fund has revised the disclosure to remove the reference to long-only and market-neutral sleeves. The updated disclosure now explains the integrated strategy the adviser will use to manage risk and achieve the Fund’s investment objectives, without separating the strategies into distinct sleeves.

Principal Risks (Emerging Markets Risk), page 41

22.	Comment: Please clarify the principal investment strategy description to include what type of fund investments in non-U.S. issuers may expose the Fund to emerging markets risk.

Response: The Fund will not invest in emerging markets, and as such, the reference to emerging markets risk has been deleted from the disclosure.

NAA SMID CAP VALUE FUND

Principal Investment Strategies, page 46

23.	Comment: Please clarify the definitions of mid-cap and small-cap to include a specific range in dollar amounts of capitalization or companies falling into these categories, as defined by the Fund.

Response: The Fund has clarified its definitions of mid-cap, and small-cap companies to include specific ranges in dollar amounts of market capitalization, as referenced by established market indices. Mid-cap companies are defined as those with market capitalizations generally within the range of the S&P MidCap 400® Index. The capitalization range of the S&P MidCap 400® Index is between $1.3 billion and $20.8 billion as of July 31, 2024. Small-cap companies are defined as those with market capitalizations generally within the range of the S&P SmallCap 600® Index. The capitalization range of the S&P SmallCap 600® Index is between $150 million and $8.4 billion as of July 31, 2024. These indices provide a clear and widely recognized basis for categorizing companies by market capitalization, ensuring that the Fund’s definitions align with established standards.

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NAA WORLD EQUITY INCOME FUND

Principal Investment Strategies, page 52

24.	Comment: Please briefly describe the types of non-equity securities that may comprise 20% of the Fund’s assets and ensure the risks of such securities are included among the Principal Risk factors.

Response: The Fund has clarified that 20% of its assets not invested in equity securities may include both investment-grade and high-yield fixed-income securities. The associated risks, such as credit risk, interest rate risk, and high-yield bond risk, have been included among the Principal Risk factors in the disclosure.

OTHER INVESTMENT STRATEGIES AND RELATED RISKS (ALL FUNDS), page 72

25.	Comment: For each series that represents an index as part of its investment strategy, please add to Item 9 a description and definition of each index.

Response: Item 9 has been updated to include a description and definition of the relevant index for each Fund that incorporates an index as part of its investment strategy.

PORTFOLIO MANAGERS (ALL FUNDS), page 74

26.	Comment: Please disclose the consequences or impact on the other Funds if shareholders do not approve the reorganization of the Risk Managed Real Estate Fund.

Response: The Fund has revised the disclosure to clarify that if shareholders of the Guggenheim Risk Managed Real Estate Fund do not approve the reorganization, but shareholders of the other Funds do, Dr. Hurmeydan may not join the adviser’s portfolio management team. In this scenario, the Funds would update their Prospectuses and Statements of Additional Information to reflect any resulting changes.

STATEMENT OF ADDITIONAL INFORMATION

Regulation of Derivatives and Certain Other Transactions, page 5

1.	Comment: With respect to each Fund that is not a limited derivatives user, explain in correspondence how each Fund intends to comply with the leverage requirements of Rule 18f-4 and also in correspondence, describe which designated reference portfolio each such Fund intends to use for compliance with Rule 18f-4 and how the derivatives risk manager determined that each such reference portfolio was appropriate for the Fund.

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Response: Except for Funds that are limited derivative users, each Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Fund’s usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee of the adviser, which has been designated by the Trust’s Board as the Derivatives Risk Manager (the “DRM”). The program will identify and provide an assessment of each Fund’s derivatives usage and risks as they pertain to each Fund’s usage of options and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on each Fund’s derivatives exposure; (2) monitoring and assessment of each Fund’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of each Fund’s counterparties; and (4) monitoring of margin requirements, position limits, and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Trust for analysis and monitoring by the Funds’ derivatives risk manager.

The Registrant supplementally provides the following information to the Staff in response to the Staff’s comment regarding the DRM’s selection of each Fund’s designated reference portfolio and Rule 18f-4 compliance. Each Fund that is not classified as a limited derivatives user will use its own portfolio of securities and other investments, excluding any derivatives transactions, as its designated reference portfolio.

The DRM has determined that the above-referenced reference portfolios are the appropriate Reference Portfolios to ensure compliance with the requirements of Rule 18f-4.   In all instances, the expected risk of the respective funds would fall within the bounds set by the rule (i.e., the relative value-at-risk (“VaR”) of each fund is less than 200% of the reference portfolio’s VaR). The Reference Portfolios were chosen based on the type of risk expressed by the underlying security. We believe this is appropriate because it aligns with the investment objectives of the applicable Fund.

Fundamental Restrictions, page 14

2.	Comment: Please describe in the disclosure how each Fund that invests in derivatives to achieve its investment objectives will address such investments for determining compliance with its concentration policy.

Response: The Trust has revised the disclosure to explain that “each Fund that invests in derivatives to achieve its investment objective will assess such when determining compliance with its concentration policy by considering the economic exposure created by such derivatives. Specifically, when a Fund utilizes derivatives to achieve its investment objectives, it will treat the underlying asset, asset class, or reference entity of the derivative as if it were held directly by the Fund for purposes of determining compliance with its concentration policy. This approach ensures that the Fund’s investments, whether direct or through derivatives, remain consistent with the stated concentration policy, thereby reflecting the Fund’s intended exposure to specific industries or sectors.”

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If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

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